Filed Pursuant To Rule 433

Registration No. 333-209926

December 22, 2016

Stuff Your Stockings With these Four SPDR ETFs

By Gregg Greenberg

December 21, 2016

https://www.thestreet.com/video/13934170/stuff-your-stockings-with-these-four-spdr-etfs.html

With an uncertain bond market and hawkish guidance from the Federal Reserve, investors should pick up the SPDR DoubleLine Total Return Tactical ETF (TOTL) ahead of the new year, said David Mazza, head of research for SPDR ETFs and SSgA Funds. He said TOTL offers investors an actively managed portfolio that provides diversification, stability, and income at a reasonable risk. He is also positive on the SPDR Blackstone/GSO Senior Loan ETF (SRLN) , saying investors should consider augmenting their credit allocations with senior loans, which are well positioned to benefit from an era of rising interest rates. On the equity side, he recommends the SPDR S&P Dividend ETF (SDY) , saying investors should place a high emphasis on the quality and not quantity of yield. Finally, he is a fan of the SPDR Gold Shares (GLD) exchange-traded fund heading into the new year as a hedge against volatility.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.